Exhibit 10.1

Execution Version

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated May 15, 2007, by and between KRCA TELEVISION LLC, a California limited liability company (“KTL”), and KRCA LICENSE LLC, a California limited liability company (“License Sub” and together with KTL, “Buyer”), and UTAH COMMUNICATIONS, LLC, a California limited liability company (“Seller”). Seller and Buyer are sometimes referred to herein as the “Parties” and each as a “Party.”

R E C I T A L S:

A. Seller is the licensee of and owns and operates certain assets used in connection with the business and operations of television station KPNZ(TV), Ogden, Utah (the “Station”).

B. Seller owns, leases, or otherwise has the right to use and operate the Assets (as defined herein) used in the operation of the Station.

C. Seller desires to convey, and Buyer wishes to acquire, all of the Assets on the terms and conditions hereinafter set forth.

A G R E E M E N T S:

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Section 1: DEFINITIONS

1.1 Terms Defined in this Section. The following terms, as used in this Agreement, have the meanings set forth in this Section:

“Action” means, for any Person, any action, counterclaim, suit, litigation, arbitration, governmental investigation or other legal, administrative or Tax proceeding, or Judgment, claim, or complaint by or against such Person, excluding any litigation affecting the television broadcasting industry generally in which such Person is not a named party, and any rule-making proceedings.

“Affiliate” of a Person means any Person, which directly or indirectly controls, is controlled by or is under common control with, such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Escrow Agreement and the Indemnity Agreement.

“Assets” means all real and personal properties, assets, rights, benefits and privileges both tangible and intangible, of every kind, nature and description, of Seller used or useful by Seller in the operation of the Station (other than the Excluded Assets), including the following assets existing on the date of this Agreement and all such assets acquired between the date hereof and the Closing as permitted by and subject to the terms of this Agreement (in each case other than such assets that constitute Excluded Assets): (i) the Real Property, (ii) Equipment, (iii) FCC Licenses, any other Licenses and any pending applications for new Licenses, (iv) Assumed Contracts and all of Seller’s rights thereunder relating to periods and events occurring on and after the Closing Date, (v) Intellectual Property and Technology, (vi) Books and Records, (vii) all of Seller’s construction permits and applications for UHF translators set forth on Schedule 3.7 except as set forth thereon, (viii) all prepaid rentals, security deposits and other prepaid expenses and receivables and any other current assets arising in connection with the Business with respect to which Seller received the benefit of an adjustment to the Purchase Price in accordance with Section 2.3 hereof, (ix) any rights, claims or causes of action of Seller against third parties in connection with or relating to the Business other than those relating to Excluded Assets or Non-Assumed Liabilities, (x) all rights and claims relating to any other Assets or any Assumed Liability, including all guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any Assumed Liability, (xi) all other assets or properties not referenced above that are reflected on the Financial Statements or acquired by Seller in the ordinary course of business after March 31, 2007, other than Excluded Assets, (xii) all of Seller’s goodwill in, and going concern value of, the Station and (xiii) all other assets of Seller used or useful by Seller in connection with the Business.

“Assignment Application” means the application filed jointly by Seller and Buyer with the FCC relating to the assignment of the FCC Licenses by Seller to License Sub in the manner contemplated by this Agreement.

“Assumed Contracts” means (i) the Contracts listed on Schedule 3.8, (ii) any other Contracts in effect on the date hereof that Buyer specifically agrees in writing to assume, and (iii) any Contracts entered into by Seller in the ordinary course of business between the date hereof and the Closing Date that Buyer specifically agrees in writing to assume.

“Books and Records” means all of the written and electronic books and records of Seller related to the Business (other than any included in the Excluded Assets).

“Business” means the business and operations of Seller relating to the Station.

“Business Day” means any day of the year on which banks are not required or authorized to be closed in the State of California.

“Closing” means the consummation of transactions contemplated by this Agreement, including the assignment, transfer, conveyance and delivery of the Assets and the Purchase Price as contemplated hereunder.

“Closing Date” means the date of Closing, which shall occur on a date to be mutually agreed to by Buyer and Seller which shall not be later than five (5) Business Days after the satisfaction or waiver of all of the conditions set forth in Sections 7.3, 8.3 and 8.4 herein.

“Closing Place” means the offices of Seller’s counsel in Washington, D.C., or such other location agreed upon by the Parties.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compensation Arrangement” means any plan or compensation arrangement other than an Employee Plan, whether written or unwritten, which provides to Employees, former Employees, officers, directors or shareholders of Seller or any ERISA Affiliate, any compensation or other benefits, whether deferred or not, in excess of base salary, sales commissions or wages (excluding overtime pay), including any bonus or incentive plan, stock rights plan, deferred compensation arrangement, life insurance, stock purchase plan, severance pay plan, employment or consulting agreement and any other employee fringe benefit plan.

“Consents” means the consents, permits or approvals of Government Authorities and other third parties required by Seller to transfer the Assets to Buyer or otherwise for Seller to consummate the transactions contemplated hereby.

“Contracts” means the leases, contracts, commitments, understandings and agreements relating to the Station to which Seller is a party, whether oral or written.

“Court” means the Superior Court of the County of Los Angeles or the Arbitrator appointed thereby in the JAMS Arbitration between Arthur Kralowec, as Trustee of the Kralowec Children’s Family Trust, derivatively on behalf of Utah Communications, LLC, Plaintiff, and Lawrence Rogow, et al., Defendants (J.A.M.S. Ref. No. 1220030766).

“Employee Plan” means any pension, retirement, profit-sharing, deferred compensation, vacation, severance, bonus, incentive, medical, vision, dental, disability, life insurance or other employee benefit plan as defined in Section 3(3) of ERISA (whether or not subject to ERISA) to which any ERISA Affiliate contributes or has contributed or which either of Seller or any ERISA Affiliate sponsors or maintains (or has sponsored or maintained), or pursuant to which Seller or any ERISA Affiliate has any Liability and which provides benefits to any Employee, director or consultant of Seller.

“Employees” means the persons employed by Seller on a full or part-time basis with respect to the Business.

“Enforceability Exceptions” means the exceptions or limitations to the enforceability of contracts under bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and by the application of general principles of equity.

“Environmental Laws” means the Legal Requirements relating to health, safety or the environment, including the Handling of Hazardous Substances, the presence of Hazardous Substances on any Real Property, or any antipollution requirements.

“Equipment” means the television studio and transmitter site equipment, furniture, fixtures, furnishings, machinery, computer hardware, antennas, transmitters, inventory, office materials and supplies, spare parts and other personal property of Seller used or useful by Seller in the operation of the Station as of March 31, 2007, plus such additions, improvements or replacements thereto or deletions therefrom that may occur in the normal course of business between March 31, 2007, and the Closing Date, in accordance with the terms of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is (or at any relevant time was) a member of a “controlled group of corporations” with or under “common control” with Seller as defined in Section 414(b) or (c) of the Code.

“Escrow Agent” means the Escrow Agent named in the Escrow Agreement, and any successors thereto pursuant to the terms of the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement being entered into among KTL, Seller and the Escrow Agent on the date hereof.

“Escrow Amount” means the sum of the Escrow Deposit, plus all interest or other earnings thereon.

“Escrow Deposit” means the sum of Five Hundred Thousand Dollars ($500,000) which is being deposited by KTL with the Escrow Agent in immediately available funds on the date hereof to secure the obligations of Buyer to close under this Agreement, with such deposit being held by the Escrow Agent in accordance with the Escrow Agreement.

“Excluded Assets” means (i) all cash and cash equivalents of Seller, (ii) all Receivables, (iii) all refunds or credits (including interest thereon or claims therefrom) of Taxes paid by Seller prior to the Closing Date, (iv) all refunds of premiums paid on, and rights and claims under, insurance policies relating to events occurring prior to the Closing Date (subject to Section 6.12), (v) bonds, letters of credit, surety instruments and other similar items (other than amounts posted by parties to Assumed Contracts as deposits or other security held by Seller, all of which are set forth in Schedule 3.8), (vi) Seller’s company and tax records and the account books of original entry, general ledger and financial records used in connection with the Station (provided that Seller shall provide Buyer with a copy of any such records related to the Business of the Station that Buyer shall reasonably request), (vii) all Employee Plans, Compensation Arrangements, insurance Contracts, programming Contracts, and other Contracts except for those Contracts that are included in the Assumed Contracts (including those Contracts set forth in Schedule 1.1A), (viii) all rights and claims of Seller to the extent relating to any other Excluded Asset, any Non-Assumed Liability or any obligation of Seller to indemnify Buyer, including all guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any other Excluded Asset, any Non-Assumed Liability or any obligation of Seller to indemnify Buyer, (ix) the construction permit for K56IQ, Park City, UT, and (x) such additional assets as are set forth in Schedule 1.1A hereto.

“FCC” means the Federal Communications Commission.

“FCC Consent” means action by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the assignment of the FCC Licenses by Seller to License Sub as contemplated by this Agreement.

“FCC Licenses” means the licenses, permits or other authorizations, including any applications therefor, issued or granted by the FCC to Seller used or intended to be used in the operation of the Station, including those set forth on Schedule 3.7 and those that may hereafter be obtained in compliance with Schedule 5.1(i).

“Final Order” means the FCC Consent that has not been reversed, stayed, enjoined, set aside, annulled, or suspended, and with respect to which no requests or applications are pending for administrative or judicial review, reconsideration, appeal, or stay, and the time for filing any such request or application and the time for the FCC to set aside the action on its own motion have expired.

“GAAP” means United States generally accepted accounting principles as currently in effect.

“Governmental Authority” means any court or any federal, state, county, local or foreign governmental, legislative or regulatory body, agency, department, authority, instrumentality or other subdivision thereof, including the FCC.

“Handling” means the production, use, generation, storage, treatment, recycling, disposal, discharge, release or other handling or disposition of any kind of any Hazardous Substances.

“Hazardous Substance” means any pollutant, contaminant, hazardous or toxic substance, material, constituent or waste or any pollutant that is labeled or regulated as such by any Governmental Authority pursuant to an Environmental Law.

“Indemnity Agreement” means the Indemnity Agreement to be executed and delivered at the Closing by KTL, Seller and the Escrow Agent, substantially in the form of Exhibit A.

“Intellectual Property” means all trademarks, trademark applications, patents, patent applications, service marks, service mark applications, trade names, copyrights, copyright applications, licenses, domain names, call letters and other intellectual property rights owned, licensed or otherwise held by Seller and used or useful by Seller in connection with the Station, other than Intellectual Property directly related to the Excluded Assets.

“Judgment” means any judgment, writ, order, injunction, determination, award or decree of or by any court, judge, justice or magistrate, including any bankruptcy court or judge, and any order of or by a Governmental Authority.

“knowledge” or “to the knowledge” of a Party (or similar phrases) means actual knowledge of a fact, or constructive knowledge if a reasonably prudent person in a like position would have known or should have known, the fact; and the “actual knowledge” of a Party means such Party’s actual knowledge of a fact.

“Legal Requirement” means any statute, ordinance, code, law, rule, regulation, permit or permit condition, Judgment, or other requirement, standard, policy or procedure enacted, adopted or applied by any Governmental Authority.

“Liabilities” means claims, obligations, commitments or liabilities of a Person of any nature, absolute, accrued, contingent or otherwise, known or unknown, whether matured or unmatured, and whether or not required to be disclosed on a balance sheet prepared in accordance with GAAP.

“Licenses” means the licenses, permits, franchises, registrations, authorizations, consents or approvals issued by the FCC or any other Governmental Authority to Seller with respect to the operation of the Station.

“Lien” means any lien, pledge, charge, easement, security interest, mortgage, deed of trust, right-of-way or other encumbrance.

“Material Adverse Effect” means any event, circumstance or condition that, individually or when aggregated with all other similar events, circumstances or conditions, would reasonably be expected to have a material adverse effect on: (i) with respect to Seller, the property, operations, condition (financial or otherwise) or results of operations of the Business or the Station, or the ability of Seller to consummate the transactions contemplated by this Agreement, and (ii) with respect to Buyer, the ability of Buyer to consummate the transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not include any effect arising out of or resulting from (w) the transactions contemplated by this Agreement, including the effects of taking any action expressly required, or not taking any action expressly prohibited, by this Agreement, and the effects of programming changes made by Seller prior to Closing as it reduces its programming obligations and any effects of the anticipated changes in Station operations and programming that Buyer plans to make subsequent to Closing (including any departures by Employees prior to Closing), (x) general economic, financial, competitive or market conditions, (y) changes affecting the television broadcasting industry generally, except to the extent the Station or the Assets are affected in a disproportionate manner as compared to other television broadcast companies, or (z) new or changed legislation, rules or regulations imposed or adopted by Governmental Authorities.

“Office Lease” means the Wiley Post Plaza Lease dated January 11, 2001, and amended April 21, 2006, between Wiley Post Plaza LC, successor in interest to Green/Praver et al., and Seller.

“Permitted Liens” means the following: (i) statutory landlord’s liens and liens for current Taxes not yet due and payable (or being contested in good faith); (ii) zoning laws and ordinances and similar land use Legal Requirements; (iii) rights reserved to any Governmental Authority to regulate the affected property; (iv) as to interests in Real Property, any easements, rights-of-way, servitudes, permits, restrictions and minor imperfections or irregularities in title that are reflected in the public records (if and to the extent applicable to a leasehold interest in accordance with the terms thereof) and that do not individually or in the aggregate materially interfere with the right or ability to use, lease or operate the Real Property as presently utilized; and (v) any Liens set forth in Schedule 1.1B.

“Person” means any person or entity, whether an individual, trustee, corporation, general partnership, limited partnership, trust, unincorporated organization, business association, firm, joint venture or Governmental Authority.

“Real Property Leases” means the Tower Lease and the Office Lease.

“Receivables” means all promissory notes or other similar obligations payable to Seller, and all accounts receivable and other receivables of Seller relating to or arising out of the operation of the Station prior to the Closing Date.

“Taxes” means any taxes, charges, fees, levies or other assessments, including income, excise, use, transfer, payroll, occupancy, property, sales, franchise, unemployment and withholding taxes, penalties and interest imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof.

“Technology” means any trade secrets, inventions, know-how, formulae, processes, procedures and computer software.

“Tower Lease” means the Sublease and Lease Agreement dated as of September 1, 2001 between DTV Utah, LLC, and Seller.

1.2 Terms Defined Elsewhere in this Agreement. In addition to (i) the defined terms in the preamble, recitals and Section 1.1 hereof, or (ii) certain defined terms used solely within a single section hereof, the following is a list of terms used in this Agreement and a reference to the section hereof in which such term is defined:

Term	Section
Adjustments	2.3(b)
Assumed Liabilities	2.4
Auditor	2.3(d)
Buyer’s Indemnified Parties	10.2
Buyer’s Calculation	2.3(c)
Claimant	10.4
Claim Notice	10.4
Closing Cash Payment	2.2
Collection Period	6.8(a)
Discovery Period	2.3(d)
Financial Statements	3.12
Indemnity Fund	10.6
Indemnity Period	10.1
Indemnitor	10.4
Losses	10.2
MVPD	3.9
Non-Assumed Liabilities	2.4
Overbid Agreements	6.3(b)
Overbid Notice	6.3(b)
Overbid Proposal	6.3(d)
Purchase Price	2.2
Real Property	3.5
Seller’s Estimate	2.3(b)
Seller’s Indemnified Parties	10.3

1.3 Clarifications. Words used in this Agreement, regardless of the gender and number specifically used, shall be deemed and construed to include any other gender and any other number as the context requires. As used in this Agreement, the word “including” is not limiting, and the word “or” is both conjunctive and disjunctive. Except as specifically otherwise provided in this Agreement in a particular instance, a reference to a section, schedule or exhibit is a reference to a section of this Agreement or a schedule or exhibit hereto, and the terms “hereof,” “herein,” and other like terms refer to this Agreement as a whole, including the Schedules and Exhibits to this Agreement, and not solely to any particular part of this Agreement. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 2: PURCHASE OF ASSETS

2.1 Agreement to Sell and Buy. Subject to the terms and upon satisfaction of the conditions contained in this Agreement, at the Closing, (i) Seller shall sell, convey, transfer, assign and deliver to KTL all of Seller’s right, title and interest in and to the Assets (other than the FCC Licenses), and KTL shall purchase, acquire and accept from Seller all of Seller’s right, title and interest in and to the Assets (other than the FCC Licenses), free and clear of all Liens other than Permitted Liens and (ii) Seller shall assign and deliver to License Sub, and License Sub shall accept assignment from Seller of, the FCC Licenses.

2.2 Purchase Price. The purchase price for the Assets shall be Ten Million Dollars ($10,000,000) (the “Purchase Price”), as adjusted preliminarily as of Closing and finalized subsequent to Closing pursuant to Section 2.3. The preliminary determination of the Purchase Price that shall be payable by Buyer on the Closing Date (the “Closing Cash Payment”), less the amount of the Indemnity Fund, shall be paid by Buyer at the Closing by wire transfer of immediately available funds in U.S. dollars, to Seller or another designee of Seller and to an account thereof designated in writing by Seller. At Buyer’s election, LBI Media, Inc. may pay some or all of the Purchase Price on buyer’s behalf, but Buyer shall remain obligated for the payment of the full amount of the Purchase Price as adjusted hereunder.

(a) Concurrently with the execution and delivery of this Agreement, KTL and Seller are executing and delivering the Escrow Agreement, and KTL is depositing the Escrow Deposit with the Escrow Agent to be held pursuant thereto. Upon the Closing, KTL and Seller shall instruct the Escrow Agent to pay the amount of the Escrow Deposit plus all interest and income earned on the Escrow Deposit prior to Closing to Seller or another designee of Seller, by wire transfer of immediately available funds in U.S. dollars to an account designated by Seller, which amount shall be credited against the payment by Buyer of the Purchase Price. If this Agreement is terminated prior to the Closing, the Escrow Deposit shall be disbursed in accordance with Sections 11.2 and 11.4.

(b) At the Closing, KTL and Seller shall execute and deliver the Indemnity Agreement, and KTL shall deposit the Indemnity Fund with the Escrow Agent to be held pursuant thereto.

2.3 Adjustments and Prorations.

(a) Subject to the terms of this Agreement, all revenues and all expenses arising from the Business, including tower rental, business and license fees, utility charges and all other fees or charges arising under the Real Property Leases, real and personal property Taxes and assessments levied against the Assets, property and Equipment rentals, applicable copyright or other fees (including program license payments), sales and service charges, Taxes (except for Taxes arising from the transfer of the Assets hereunder), annual regulatory fees, amounts owing in respect of unlicensed software, music license fees and similar prepaid and deferred items, shall be prorated between Seller and Buyer in accordance with GAAP and subject to the general principle that Seller shall receive the benefit of all revenues, and be responsible for all costs, expenses and Liabilities, allocable to the Station for the period prior to the Closing Date, and Buyer shall receive the benefit of all revenues, and be responsible for all costs, expenses and Liabilities, allocable to the Station on or after the Closing Date, including that Seller shall receive a credit for all prepaid expenses (including prepaid tower rent) incurred by Seller with respect to the Station on and after the Closing Date; subject, however, to the following:

(1) There shall be no proration for program barter or for goods or services to be received by the Station under its trade or barter agreements as of the Closing Date.

(2) Seller shall be entitled to all revenue and bear all expenses and Liabilities related to the Excluded Assets and the Non-Assumed Liabilities both prior to and after the Closing Date, except as provided in Section 5.2(c) hereof.

(b) Seller shall prepare and submit to Buyer, not later than five (5) Business Days prior to the Closing Date, a good faith written estimate of the adjustments and prorations set forth in subsection (a) above and in Schedule 5.1(i) and any reimbursement under Section 5.2(c) that remains unpaid as of Closing (the “Adjustments”) in accordance with this Section 2.3, along with Seller’s estimate of the Purchase Price resulting from the Adjustments (“Seller’s Estimate”). After delivery of Seller’s Estimate, including all supporting documentation of any proposed Adjustments, Buyer and Seller shall in good faith attempt to resolve prior to Closing any disputes between them with respect to the determination of the Closing Cash Payment. If as of Closing any items shall be in dispute between them with respect to the Closing Cash Payment, Seller’s Estimate, as adjusted to reflect any changes to the Adjustments agreed to by the Parties, shall be used as the amount of the Closing Cash Payment payable by Buyer on the Closing Date, with such disputed items to be settled between the Parties following Closing pursuant to subsections (c) and (d) below, and the size of the Indemnity Fund shall be increased by the amount in dispute, which increase shall be disbursed to Seller or returned to Buyer, as appropriate, as part of the settlement between the Parties upon the completion of the adjustment process pursuant to subsection (c) and if applicable, subsection (d) below.

(c) Buyer shall prepare and submit to Seller, not later than thirty (30) days following the Closing Date, Buyer’s written good faith determination of the Adjustments, including any changes to the preliminary Adjustments used to determine the Closing Cash Payment and all supporting documentation of any additions or modifications to the preliminary Adjustments, along with a calculation of the Purchase Price resulting from the Adjustments as determined by Buyer (“Buyer’s Calculation”). After delivery of Buyer’s determination of the

Adjustments and Buyer’s Calculation to Seller, Seller may furnish Buyer, within fifteen (15) Business Days following delivery of Buyer’s Calculation, with written notification setting forth in reasonable detail any disputes Seller has with Buyer’s determination of the Adjustments and Buyer’s Calculation. In the event that Seller does not provide such a written notification within such thirty (30) day period, Seller shall be deemed to have accepted the Adjustments and Buyer’s Calculation, which shall be final, binding and conclusive for all purposes hereunder. In the event any such written notification is timely provided, then Buyer and Seller shall, for a period of ten (10) Business Days (or such longer period as they may mutually agree), in good faith attempt to resolve any disputes between them with respect to the determination of the Purchase Price, with each Party claiming an adjustment to its credit providing the other with any documentation reasonably requested by the other Party to determine the appropriateness of such claimed Adjustment. In no event shall Buyer or Seller be permitted to dispute any item or amount that was agreed to prior to Closing in the determination of the Closing Cash Payment.

(d) If, following such ten (10) Business Day period, the Parties cannot agree on the amount of the final Adjustments, the determination shall be made by a national or regional accounting firm jointly designated by the Parties (the “Auditor”). The Auditor shall make the determination based on GAAP in effect on the Closing Date. Either Party may invoke the use of the Auditor by notifying the other Party in writing. In the event that either Party invokes the use of the Auditor, there shall be a thirty (30) day period (the “Discovery Period”) when the Parties may request of and shall provide to each other in writing or computer format where appropriate any documentation or records in the possession of the other Party that are related to a claim or defense to be made to the Auditor. Fifteen (15) Business Days after the expiration of the Discovery Period, the Parties shall have the opportunity to present their claims and supporting documentation to the Auditor. The Parties shall use their commercially reasonable efforts to cause the Auditor to render a decision within fifteen (15) Business Days after each Party shall have presented (or have foregone the opportunity to present) its claims and supporting documentation to the Auditor. The decision of the Auditor shall be final and binding on the Parties and shall not be subject to any judicial challenge by either Party. Within five (5) Business Days after the Auditor provides the determination to the Parties, payment in accordance with that determination shall be made by the appropriate Party by wire transfer of immediately available funds in U.S. dollars, to an account designated by the Party entitled to receive such payment. The expenses of the Auditor shall be paid by the Party which, based on the Auditor’s resolution of the disputed item(s), is not the prevailing Party.

2.4 Assumed Liabilities. At and after the Closing, Buyer shall assume and timely pay, discharge and perform when due those Liabilities attributable to periods after the Closing under or with respect to the Licenses, Assumed Contracts and other Assets (collectively, the “Assumed Liabilities”). All Liabilities not expressly assumed by Buyer hereunder are collectively referred to herein as “Non-Assumed Liabilities” and shall remain and be the obligations and liabilities solely of Seller. Without limiting the generality of the foregoing, the Non-Assumed Liabilities shall include the following: (i) any Liabilities arising from or related to the ownership, operation or use of the Business and/or the Assets prior to Closing, (ii) all Liabilities relating to any of the Excluded Assets, (iii) any debts, obligations or other Liabilities owing from Seller or any of its Affiliates to Seller or any of its Affiliates, (iv) any Liability of Seller or any Affiliate of Seller for Taxes relating to periods prior to Closing, whether or not shown on a Tax Return, (v) any Liability for Taxes payable with respect to Seller’s transfer of the Assets to Buyer and Seller’s consummation of the other transactions contemplated by this Agreement, except to the extent of Buyer’ obligation to pay such Liability under Section 12.2 of this Agreement; (vi) any claims or other Liabilities of Seller arising out of the operation of the Business prior to Closing under or relating to pre-Closing violations of Environmental Laws or pre-Closing releases of Hazardous Substances, (vii) Liabilities under any Non-Assumed Contract, except to the extent of Buyer’s obligation to pay such Liability under Section 5.2(c) of this Agreement; (viii) any Liability to or in respect of, or arising out of or in connection with, the employment or cessation of employment by Seller of, any Employees or former Employees of Seller, including (A) any employment or consulting agreement, whether or not written, between Seller and any person, (B) any Liability under any Compensation Arrangement and any Employee Plan, (C) any claim of an unfair labor practice or grievance or any claim under any unemployment compensation, employment standards, pay equity or worker’s compensation law or regulation or under any federal, state or provincial employment discrimination law or regulation, which shall have been asserted by any Employee or former Employee based on acts or omissions which occurred during the period of or relating to such Employee’s employment by Seller, whether or not such Employee is hired by Buyer or any of its Affiliates, (D) any Liability relating to payroll, vacation, personal day or sick pay for any current or former employee, director, officer, consultant or independent contractor of Seller (except with respect to liabilities for any Employee employed by Buyer for any period after the Closing Date), (E) with respect to any actual or alleged agreements or promises to current or former employees, directors, officers, consultants or independent contractors regarding stock options, equity or equity based compensation plans, programs or arrangements maintained by Seller or any of its Affiliates, and (F) any Liability arising out of or relating to any stay bonus, severance plan or arrangement, special waiting bonus or special retention plan or agreement, (ix) any Liabilities for legal, accounting or broker’s fees incurred by Seller and its Affiliates in connection with this Agreement and the consummation of the transactions contemplated hereby, and (x) all Liabilities of Seller arising under this Agreement.

Section 3: REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows:

3.1 Organization and Authority. Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of California and qualified to do business in Utah and any other jurisdiction in which the nature of the business conducted by the Station or the ownership of the Assets requires such qualification. Seller has all requisite limited liability company power and authority (i) to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, and (ii) to own, lease and operate the Station and the Assets owned by it and to carry on the Business as now being conducted.

3.2 Authorization and Binding Obligations. The execution, delivery and performance of this Agreement by Seller and each Ancillary Agreement to which Seller is or will be a party have been duly and validly authorized by all necessary limited liability company action of Seller or Court action. This Agreement and each Ancillary Agreement has been (or when delivered will be) duly executed and delivered by Seller and constitutes (or will constitute) a valid and binding agreement of Seller enforceable against it in accordance with its terms, except as its enforceability may be limited by Enforceability Exceptions.

3.3 No Contravention; Consents. Subject to obtaining the Consents set forth on Schedule 3.3, the execution, delivery and performance of this Agreement and each Ancillary Agreement, the consummation of the transactions contemplated hereby and thereby and the compliance with the provisions hereof and thereof by Seller will not, after the giving of notice, or the lapse of time, or otherwise (i) violate any provisions of the organizational documents of Seller, (ii) result in the breach of, constitute a default under, or result in the creation of any Lien upon any of the Assets under the provisions of, any Assumed Contract, or (iii) violate any Legal Requirements applicable to Seller or any of the Assets. Except for the Consents set forth in Schedule 3.3, no material consent, approval, or authorization of any Governmental Authorities or other third party is required by Seller in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller or the consummation by Seller of the transactions contemplated hereby and thereby.

3.4 Title to Assets. Seller has good and marketable title to or a valid leasehold interest in, or otherwise has the right to use, all of the Assets, free and clear in each case of any Liens except for Permitted Liens. The Assets include all assets necessary to conduct the Business and operations of the Station as presently conducted, except for any necessary assets included in the Excluded Assets.

3.5 Real Property. Seller does not own or otherwise hold any fee estates in real property. Schedule 3.5 sets forth an accurate and complete list of all leasehold interests held by Seller, together with a general description of any structures, improvements and fixtures located thereon that are owned or leased by Seller, and all easements and other rights and interests appurtenant thereto held or leased by Seller with respect to the Business or the operation of the Station (collectively, the “Real Property”). All Real Property is in good condition and repair adequate for its use in the operation of the Station and the conduct of the Business as presently conducted. Each Real Property lease is in full force and effect, and Seller has complied in all material respects with all commitments and obligations on its part to be performed or observed under each Real Property lease. No event or condition has occurred and presently exists that constitutes under the terms of any Real Property lease a material default by Seller, or to Seller’s knowledge other third party bound thereby. Seller has received no written notice of noncompliance with any Lien encumbering the Real Property. Seller has no knowledge of any complaints regarding the Real Property or any of the Assets located at the Real Property. There is no pending or, to Seller’s knowledge, threatened Action that would reasonably be expected to interfere with the quiet enjoyment or operation of the Real Property and the Assets located at the Real Property. As of the Closing Date, Buyer will have reasonable access, subject to weather conditions, to the Real Property and a means of ingress and egress (i) by public roads to the Real Property leased pursuant to the Office Lease, and (ii) by a private access road to the Real Property leased under the Tower Lease pursuant to the terms thereof.

3.6 Equipment. Schedule 3.6 contains an accurate and complete list of all items of Equipment owned or leased by Seller as of March 31, 2007 that relates to the program, production, generation or transmission of the Station’s television broadcast signal, or otherwise having an original acquisition cost of at least $2,500 (provided that the acquisition cost of some items of equipment listed on Schedule 3.6 was less than $2,500). Seller has good and marketable title to or a valid leasehold interest in, or otherwise has the right to use, all items of Equipment listed in Schedule 3.6, free and clear of all Liens except for Permitted Liens. Except as specified on Schedule 3.6, all Equipment is (i) in good operating condition and repair, subject to normal wear and tear, adequate for its current use, and available for use, in the operation of the Station and the conduct of the Business as presently conducted, and (ii) maintained in compliance with good engineering practice, industry practices and all applicable FCC rules and policies.

3.7 Licenses. Schedule 3.7 is a list of all FCC Licenses and other material Licenses held as of the date of this Agreement (and, subject to modifications made in compliance with Schedule 5.1(i), as of the Closing Date), all of which taken in the aggregate constitute all licenses, permits, franchises, registrations, authorizations, consents and approvals from all Governmental Authorities necessary to operate the Station as currently operated. All FCC Licenses and other material Licenses are validly issued in the name of Seller, are in full force and effect, are not subject to any conditions that would require operation of the Station in a manner materially different than their operations as of the date of this Agreement, and to Seller’s knowledge are not subject to any conditions outside the ordinary course other than those set forth on the face of such FCC Licenses or on Schedule 3.7, or that affect the television broadcast industry, or substantial segments thereof, generally. No waiver of FCC rule or policy is required for Seller to be the holder of any of the FCC Licenses. The Station has not been assigned, and does not operate, a second channel for digital television service. Except as set forth in Schedule 3.7, Seller has complied in all material respects with all the terms of the Licenses, and there are no pending applications filed by Seller seeking to modify any License, and no pending revocations of any License.

3.8 Assumed Contracts. Schedule 3.8 is a list of all Assumed Contracts as of the date of this Agreement. Each Assumed Contract set forth on Schedule 3.8 is in full force and effect, and is valid, binding and enforceable against the Seller and, to Seller’s knowledge, each other party thereto in accordance with its terms. Except as set forth on Schedule 3.3, no Assumed Contract requires the Consent of any other contracting party to the transactions contemplated by this Agreement. Seller is not (and, to Seller’s knowledge, no other party is) in breach or default under, any Assumed Contract, and no event has occurred and no condition exists which, with the passage of time or the giving of notice or both would constitute such a breach or default by Seller or, to Seller’s knowledge, any other party thereto. True and complete copies of each Assumed Contract (including all related amendments, modifications and waivers) have been delivered to Buyer.

3.9 Must Carry Rights. Schedule 3.9 hereto sets forth, as of the date hereof (i) a list of all multichannel video programming distributors (each, an “MVPD”) that to Seller’s knowledge, carry the Station’s analog signal, and (ii) a list of all Contracts entered into with any MVPD retransmitting the Station’s signal(s). Except as set forth on Schedule 3.9, (i) no MVPD has notified Seller of such MVPD’s intention to delete the Station from carriage, change the channel position of the Station, or alleging that the Station does not deliver an adequate quality signal, and (ii) to Seller’s knowledge there are no pending must carry complaints or petitions for special relief to modify the areas in which the Station is entitled to demand must carry.

3.10 Intellectual Property. Schedule 3.10 contains a description of the Intellectual Property and Technology, excluding those which are required to be listed in Schedule 3.7 or which pertain to the Excluded Assets, all of which are, to Seller’s knowledge, valid and in full force and effect and uncontested. Seller is not infringing upon or otherwise acting adversely to any trademarks, trade names, copyrights or similar intellectual property rights owned by any other Person. To Seller’s knowledge, no other Person is infringing upon or otherwise acting adversely with respect to any Intellectual Property or Technology.

3.11 Personnel Matters.

(a) Employees. Schedule 3.11 contains an accurate schedule listing all Employees, and showing each such Employee’s present position, start date, annual salary or wages and any other compensation. Schedule 3.11 also contains a list of any consultants or independent contractors providing services to Seller in the day-to-day operations of the Station and a description of any Contracts of Seller therewith.

(b) Employee Plans and Compensation Arrangements. Schedule 3.11 contains a list of all Employee Plans and Compensation Arrangements. Except as described in Schedule 3.11, Seller has no written or oral contracts of employment with any Employee of the Station other than oral employment agreements terminable at will without penalty. Seller is not and has never been required to contribute to any “multiemployer plan,” as defined in ERISA Section 3(37), nor has Seller withdrawn from such a “multiemployer plan.” Except as required under Code Section 4980B or ERISA Sections 601-609, no Employee Plan provides health or medical coverage to former Employees of Seller. Seller has furnished or made available to Buyer true and complete copies of all Employee Plans and all Compensation Arrangements listed in Schedule 3.11 and all employee handbooks, employee rules and regulations, if any. Each Compensation Arrangement and each Employee Plan has been operated and maintained in material compliance with its terms and with the requirements prescribed by all applicable Legal Requirements (including ERISA and the Code).

(c) Qualified Plans. With respect to each Employee Plan, (i) such Employee Plan that is intended to be tax-qualified, and each amendment thereto, is the subject of a favorable determination letter except as described in Schedule 3.11, and no Employee Plan amendment that is not the subject of a favorable determination letter would affect the validity of such Employee Plan’s letter; (ii) no material liability to the Pension Benefit Guaranty Corporation has been or is expected by Seller to be incurred with respect to any Employee Plan; (iii) no Employee Plan is subject to Title IV of ERISA; (iv) no prohibited transaction, within the definition of Section 4975 of the Code or Title 1, Part 4 of ERISA, has occurred which would subject Seller to any liability.

(d) Labor Unions. Seller is not a party to any collective bargaining agreement. As of the date hereof, to Seller’s knowledge, (i) none of the Employees is presently a member of any collective bargaining unit related to his or her employment, and (ii) no collective bargaining unit has filed a petition for representation of any of the Employees.

3.12 Financial Information. Schedule 3.12 comprises a true and complete copy of the unaudited balance sheet, statement of income and statement of cash flow of the Station as at the end of and for the twelve-month period ended December 31, 2006 and as at the end of and for the three-month period ended March 31, 2007 (the “Financial Statements”). Except as disclosed on Schedule 3.12, the Financial Statements have been prepared in accordance with GAAP, are based on the Books and Records of Seller and present fairly, in all material respects, the financial condition of Seller at the end of and for the twelve-month period ended December 31, 2006 and the three-month period ended March 31, 2007. Seller is not subject, with respect to the Assets, to any Liability required in accordance with GAAP to be disclosed on a balance sheet of the Business, which is not shown or reserved for in the March 31, 2007 balance sheet included in the Financial Statements, other than (i) Liabilities incurred in the ordinary course of business since March 31, 2007, and (ii) Liabilities set forth on Schedule 3.12.

3.13 Taxes. Seller has filed, or caused to be filed, with the appropriate Governmental Authority, all required Tax returns, and Seller has paid, caused to be paid or accrued all Taxes shown to be due and payable or claimed to be due and payable thereon, except where the failure to file such returns or pay or accrue such Taxes could not reasonably be expected to result in a Lien on the Assets or in the imposition of transferee liability on Buyer for the payment of such Taxes. Seller has no Liability material in amount for any Taxes due and owing, and there are no proceedings pending pursuant to which Seller is or could be made liable for any taxes, penalties, interest, or other charges, the liability for which could extend to Buyer as transferee of the Assets or as operator of the Station following the Closing.

3.14 Claims and Litigation. Except as set forth on Schedule 3.14, there are no Actions pending or, to Seller’s knowledge, threatened by or against Seller relating to the Assets, the Business or the transactions contemplated by this Agreement. Except as described on Schedule 3.7, to Seller’s knowledge, there is (i) no complaint or other proceeding pending, threatened or outstanding before the FCC as a result of which an investigation, notice of apparent liability or order of forfeiture may be issued from the FCC relating to the Station, (ii) no FCC notice of apparent liability or order of forfeiture pending, threatened or outstanding against Seller or the Station, and (iii) no investigation pending, threatened or outstanding with respect to any violation or alleged violation of any FCC rule, regulation or policy by Seller.

3.15 No Interference With Signal. Except as set forth on Schedule 3.15, to Seller’s knowledge, there currently exists no interference to the Station’s signal from other broadcast stations, or by the Station’s signal to other broadcast stations, in each case beyond that permitted by the FCC’s rules and, to Seller’s knowledge, there are no applications pending at the FCC the grant of which would cause objectionable interference to the Station other than what might arise as a result of proceedings that generally affect the television broadcast industry.

3.16 Compliance with Laws. Except as set forth in Schedule 3.16, (i) Seller is in compliance in all material respects with all applicable FCC Legal Requirements and the FCC Licenses and (ii) Seller is in compliance with all Legal Requirements and Licenses (other than those covered by the foregoing clause (i)) relating to the Station, the Business and the Assets, except where the failure to be in compliance would not have a Material Adverse Effect.

3.17 Environmental Matters. Except in compliance in all material respects with Environmental Laws, there is no (and there has not previously been any) (i) Handling of any Hazardous Substances at, on, from or around any Real Property or on any properties surrounding or adjacent to any Real Property, (ii) presence of Hazardous Substances on or around any Real Property, (iii) underground tanks, PCBs or asbestos-containing materials located on or around any Real Property, and (iv) asbestos, mold, or other indoor air quality issues on or around any Real Property; provided, however, that the foregoing representations with respect to “around” or “on any properties surrounding or adjacent to” any Real Property, or with respect to any time period prior to the start date of Seller’s leasehold interest for such Real Property shall be qualified by Seller’s actual knowledge. To Seller’s knowledge, neither Seller nor any Person acting on behalf of Seller has released any other Person from any claims Seller might have, or have had, for any matter relating to the presence or Handling of Hazardous Substances on any Real Property. No Liens have been, or are, imposed on any of the Assets under any Environmental Laws. Seller has obtained any permits, licenses, registrations and other approvals and has filed all reports and notifications required under any Environmental Laws in connection with the Assets, and is in compliance in all material respects with all applicable Environmental Laws. Seller has not received any notice of or, to Seller’s knowledge, is not the subject of, any Action by any person alleging liability under or noncompliance with any Environmental Law. Seller has delivered to Buyer copies of all reports, notices, or other documentation relating to Hazardous Substances on or around the Real Property in Seller’s possession.

3.18 Conduct of Business in Ordinary Course. Between March 31, 2007, and the date hereof, Seller has conducted the business and operations of the Station in the ordinary and usual course consistent with past practice, and has not (i) made any increase in compensation payable or to become payable to any of the Employees, or any change in personnel policies, insurance benefits or other Compensation Arrangements or Employee Plans affecting the Employees except as reflected in the information disclosed on Schedule 3.11, (ii) made any sale, assignment, lease or other transfer of, or mortgaged or pledged, or imposed or suffered any Lien (other than Permitted Liens) on, any of the Assets, other than obsolete or worn-out Assets no longer necessary for the operation of the Station, or other Assets sold or disposed of in the normal course of business with suitable replacements being obtained therefor; (iii) suffered any material damage or destruction (whether or not covered by insurance) to any Assets which Assets have not been repaired or replaced, or (iv) experienced any Material Adverse Effect.

3.19 Brokers. Except for Media Venture Partners, LLC, for whose fees or commission it shall be responsible, Seller has not engaged any agent, broker or other Person acting pursuant to the express or implied authority of Seller which is or may be entitled to a commission or broker or finder’s fee in connection with the transactions contemplated by this Agreement or otherwise with respect to the sale of the Assets or the Business.

3.20 Insurance. Schedule 3.20 hereto sets forth a true and correct list of all insurance policies maintained by or for the benefit of Seller related to the Business, all of which are in full force and effect as of the date hereof.

3.21 Disclosure. No representation or warranty made by Seller in this Agreement contains any untrue statement of a material fact or knowingly omits or fails to state any material fact or information necessary to make such representation or warranty not materially misleading.

3.22 Absence of Other Express or Implied Representations. Except for the representations and warranties contained in this Section 3, any Ancillary Agreement or any certificate or instrument delivered pursuant hereto or thereto, neither Seller nor any other Person makes any express or implied representation or warranty on behalf of Seller.

Section 4: REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer (which term shall refer for purposes of this Section 4 to each of KTL and License Sub) hereby represents and warrants to Seller as follows:

4.1 Organization and Authority. Each Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of California, and as of the Closing Date will be qualified to do business in Utah. Each Buyer has all requisite limited liability company power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.

4.2 Authorization and Binding Obligations. The execution, delivery and performance of this Agreement by each Buyer and each Ancillary Agreement to which a Buyer is or will be a party have been duly and validly authorized by all necessary corporate action. This Agreement and each Ancillary has been (or when delivered will be) duly executed and delivered by each Buyer that is a party hereto or thereto and constitutes (or will constitute) a valid and binding agreement of such Buyer, enforceable against such Buyer in accordance with its terms, except as its enforceability may be limited by Enforceability Exceptions.

4.3 No Contravention; Consents. Subject to obtaining the Consents, the execution, delivery and performance of this Agreement and each Ancillary Agreement, the consummation of the transactions contemplated hereby and thereby and the compliance with the provisions hereof and thereof by each Buyer that is a party hereto or thereto will not (i) violate any provisions of the organizational documents of such Buyer, (ii) violate any Legal Requirements applicable to such Buyer, or (iii) require the consent of any third party, or violate, or be in conflict with, or constitute a default under any contract or agreement to which such Buyer is a party, such that such Buyer cannot perform its obligations hereunder. Except for the Consents set forth in Schedule 4.3, no material consent, approval, license or authorization of any Governmental Authorities or other third party is required by Buyer in connection with the execution, delivery and performance of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby.

4.4 Compliance with Law. There are no violations by Buyer of any applicable Legal Requirements relating to any business of Buyer that would reasonably be expected to have a Material Adverse Effect on Buyer.

4.5 Qualifications. Buyer knows of no facts that would, under applicable Legal Requirements, disqualify License Sub with respect to the assignment or transfer of the FCC Licenses. Buyer has not engaged in any course of conduct that would impair the ability of License Sub to be the holder of the FCC Licenses. No waiver of FCC rule or policy is required on the part of Buyer for License Sub to be the holder of the FCC Licenses.

4.6 Claims and Litigation. There are no Actions pending, or to Buyer’s knowledge, threatened by or against Buyer that would reasonably be expected to have a Material Adverse Effect on Buyer.

4.7 Availability of Funds. At Closing, Buyer will have available the necessary funds to enable it to pay the Purchase Price and to consummate the transactions contemplated hereby.

4.8 Brokers. Buyer has not engaged any agent, broker or other Person acting pursuant to the express or implied authority of Buyer which is or may be entitled to a commission or broker or finder’s fee in connection with the transactions contemplated by this Agreement or otherwise with respect to the sale of the Assets or the Business.

4.9 Disclosure. No representation or warranty made by Buyer in this Agreement contains any untrue statement of a material fact or knowingly omits or fails to state, any material fact or information necessary to make such representation or warranty not materially misleading.

4.10 Absence of Other Express or Implied Representations. Except for the representations and warranties contained in this Section 4, any Ancillary Agreement or any certificate or instrument delivered pursuant hereto or thereto, neither Buyer nor any other Person makes any express or implied representation or warranty on behalf of Buyer.

Section 5: PRE-CLOSING COVENANTS OF THE PARTIES

5.1 Covenants of Seller. Seller covenants and agrees from and after the execution and delivery of this Agreement to and including the Closing Date as follows; provided, however, that each of such covenants or agreements are subject to the terms of any prior written consents that may be given by Buyer with respect thereto:

(a) Commercially Reasonable Efforts. Seller shall use its commercially reasonable efforts to cause the transactions contemplated by this Agreement to be consummated in accordance with the terms hereof, and, without limiting the generality of the foregoing, use its commercially reasonable efforts to obtain all necessary Consents required in connection with this Agreement and the transactions contemplated hereby, including the FCC Consent and any required Consents of other Governmental Authorities with lawful jurisdiction over Seller. Seller shall use commercially reasonable best efforts and proceed with diligence to obtain the estoppels and consents (and the new lease), as described in Section 8.5, and Buyer agrees to cooperate in such efforts. Seller shall make all filings with and give all notices to third parties that may be reasonably necessary of Seller in order to consummate the transactions contemplated hereby. Notwithstanding any provision contained in this Agreement to the contrary, Seller shall not be required to make any payments to Persons who are parties to the Assumed Contracts in order to obtain their Consents, except that subject to Section 12.2 Seller shall pay any administrative or application fees customarily payable to such Persons in connection with requests for their Consent.

(b) Control of the FCC Licenses and the Station. Notwithstanding any provision of this Agreement to the contrary, pending the Closing, Seller shall maintain actual (de facto) and legal (de jure) control over the FCC Licenses and the Station.

(c) Must Carry and Related Matters. Between the date hereof and the Closing Date, Seller will promptly provide Buyer with copies of all correspondence between the Station and/or Seller and MVPDs concerning the Station’s signal carriage. Seller will use its commercially reasonable efforts to ensure that the Station meets the standards for delivery of a good quality signal, as provided in the FCC’s rules, to each cable system on which its signal is carried on the date hereof.

(d) Access. Seller shall give to Buyer and its agents reasonable access during normal business hours to all of Seller’s personnel, premises, properties, assets, financial statements and records, books, contracts, documents and commitments of or relating to the Station that are in Seller’s possession or control, and shall furnish Buyer with all such information concerning the affairs of the Station as Buyer reasonably may request. This shall specifically include access to billing, customer service and maintenance personnel and records.

(e) Ordinary Course. Seller shall operate the Station and preserve and maintain the Assets in good working order and condition, subject to normal wear and tear, in the ordinary course of business consistent with past practice, including maintaining existing insurance policies on the Assets as in effect on the date hereof; provided, however, (i) that regarding those items of Equipment that are not in good working order or condition as disclosed on Schedule 3.6, Seller has no obligation to repair such items and maintain them in good working order or condition except to the extent required pursuant to Section 5.1(i); (ii) that regarding each of Seller’s construction permits and applications for UHF translators set forth on Schedule 3.7, Seller has no obligation to expend any funds to construct any of the facilities; (iii) that Seller may effect programming changes, and (iv) that Seller may take any actions that it deems appropriate with respect to Excluded Assets not needed for the operation of the Station. At Buyer’s request, Seller and Buyer shall put in place a commercially reasonable arrangement whereby construction of any such UHF translators may be initiated and, if desired by Buyer, completed prior to Closing at Buyer’s expense with Buyer having title to any equipment installed thereat and the right to repossess such equipment if for any reason the Closing shall not occur. Seller agrees to file promptly with the FCC such applications for television translator authorizations to be associated with the Station as Buyer may reasonably request, and to grant its consent to the filing by Buyer of such applications as may be permitted pursuant to Section 73.3517 of the FCC’s Rules, on the condition that Buyer prepare any such applications for Seller’s review and bear the costs and expenses associated with the preparation and filing of any such applications. Subject to the foregoing, Seller shall use commercially reasonable efforts to keep its organization intact, (provided that changes in and a reduction in the number of Employees may occur), to preserve the Business, and to preserve the goodwill of suppliers, customers, landlords, Governmental Authorities and others dealing with Seller. Seller’s financial Books and Records shall be maintained in accordance with GAAP, in the usual manner on a basis consistent with prior years.

(f) Compliance with Laws. Seller shall comply in all material respects with all Legal Requirements and Licenses applicable to Seller, the Station or the conduct of the Business.

(g) Contracts and Liens. Seller shall (i) not default under, or breach any term or provision of, or suffer or permit to exist any condition or event that, after notice or lapse of time, or both, would constitute a default under, any Assumed Contract, (ii) not create, assume, consent to or suffer to exist any Lien on any of its Assets (other than Permitted Liens); and (iii) not cause the termination, nor shall it permit the termination, of any Assumed Contract except that such termination may be permitted upon (x) the expiration of the full term thereof or in accordance with its terms; or (y) the termination by the other party thereto if such right to terminate does not arise from Seller’s breach thereof; provided that other than with respect to any contracts for sale of time on the Station Seller shall provide Buyer (1) prompt (but in any event within two Business Days) written notice of such party’s exercise of its termination right, (2) with at least 30 days’ prior written notice of the date of termination of any Assumed Contract terminating in accordance with its terms prior to August 1, 2008 (excluding any Contracts that Buyer specifically agrees in writing to assume after the date hereof that at the time of such agreement have fewer than 30 days remaining in the terms thereof), and (3) with respect to any terminating Assumed Contract, the opportunity to renew or otherwise negotiate the terms of a new agreement, modification or amendment of any Assumed Contract. Unless Buyer shall have given its prior written consent, Seller shall not enter into any new Contract or incur any obligation (including obligations arising from the amendment of any existing Contract) that will be binding on Buyer after the Closing.

(h) No Solicitation. Except pursuant to Section 6.3, Seller shall not, and shall cause its officers, directors, Employees, agents, representatives, equity holders and Affiliates not to (i) sell, transfer, lease, assign or otherwise dispose of or distribute any of the Assets (other than the disposal of worn out or obsolete Assets in the ordinary course of business consistent with past practice) or any equity interests of Seller (whether pursuant to merger, acquisition, consolidation, reorganization, recapitalization or otherwise) to any Person (other than Buyer), (ii) solicit, encourage, entertain, negotiate or enter into with any Person any such transaction or agreement of the nature described in clause (i) above, or (iii) provide any non-public information about the Station to any Person other than pursuant to the terms of an Assumed Contract listed in Schedule 3.8 or a Contract included in the Excluded Assets. Upon gaining knowledge thereof, Seller shall promptly (but in any event within two (2) Business Days) notify Buyer if any discussions or negotiations regarding a transaction of the nature described in clause (i) above are sought to be initiated, or if a Person makes any inquiry or proposal, or requests information, with a view, as reasonably determined by Seller, toward making such a proposal or offer with respect to the Assets or the Seller, in each case together with the identity of the Person making such proposal or offer and the material terms thereof.

(i) Equipment. Seller shall, at its expense, use commercially reasonable efforts to complete the Equipment repairs and/or replacements, and to apply for and obtain pursuant to applicable FCC rules and policies “temporary conditional authority” for the new or modified FCC Licenses, that are described on Schedule 5.1(i) as soon as practicable. In the event that the repairs and/or replacements regarding the STL/TSL interference problem described on such schedule shall not have been completed, and temporary conditional authority obtained for the new or modified FCC Licenses, prior to the Closing Date so that the Equipment that shall then be in use in microwave link operations between the studio and transmitter site shall not be operating in compliance in all material respects with good engineering practice and applicable FCC rules and policies, Seller shall promptly notify Buyer in writing of the circumstances, and the Closing Date shall be postponed until such time as those Equipment repairs have been completed in all material respects and such temporary conditional authority granted for such FCC Licenses.

5.2 Covenants of Buyer. Buyer covenants and agrees that from and after the execution and delivery of this Agreement to and including the Closing Date as follows:

(a) Commercially Reasonable Efforts. Buyer shall use its commercially reasonable efforts to cause the transactions contemplated by this Agreement to be consummated in accordance with the terms hereof, and, without limiting the generality of the foregoing, use its commercially reasonable efforts to obtain all necessary Consents, FCC Consents, and any other consents of any other Governmental Authorities with lawful jurisdiction over Buyer and other authorizations required in connection with this Agreement and the transactions contemplated hereby. Buyer shall make all filings with and give all notices to third parties that may be necessary or reasonably required in order to consummate the transactions contemplated hereby. Notwithstanding any provision contained in this Agreement to the contrary, Buyer shall not be required to make any payments to persons who are not parties to the Assumed Contracts in order to obtain their consents.

(b) No Control. Notwithstanding any provision of this Agreement to the contrary, pending the Closing, Buyer shall do nothing to interfere with Seller’s actual (de facto) and legal (de jure) control over the FCC Licenses and the Station. Buyer acknowledges and agrees that the responsibility for the operation of the Business and the Station shall, pending the Closing, reside with Seller, including responsibility for those matters set forth in Section 5.1(b).

(c) Non-Assumed Contracts. Buyer acknowledges and agrees that Seller may, at its discretion, take such actions as it deems appropriate to effect a termination of any Contract that is not included in the Assumed Contracts. Buyer shall (i) cooperate with Seller in its termination of such Contracts that are not Assumed Contracts, and (ii) reimburse Seller for one half of the costs and expenses incurred by Seller in terminating each non-assumed programming Contract as well as the two Contracts on Schedule 1.1A that are identified on such schedule as being subject to such reimbursement obligation, provided that Buyer’s aggregate reimbursement obligation under this Section 5.2(c) shall not exceed One Hundred Thousand Dollars ($100,000). At Buyer request, Seller shall provide reasonable documentation evidencing the costs and expenses for which Buyer is requested to provide reimbursement under this Section 5.2(c).

(d) No Inconsistent Agreements. Buyer shall not purchase or agree to purchase any television station or licenses or enter into any other agreement or transaction that would prohibit or materially interfere with or materially delay the transactions contemplated hereby.

(e) Title Policy. If and to the extent Buyer wishes to obtain title insurance with respect to the Master Lease and/or the Tower Site Sublease as defined in Schedule 3.5, Seller agrees to provide its reasonable cooperation with such efforts, including signing customary affidavits and memoranda and delivering reasonable documentation, provided such affidavits and memoranda shall not require Seller to expand Seller’s indemnity obligations beyond providing confirmation to the title company of Seller’s knowledge of the state of title to the property and applicable exceptions to title.

Section 6: JOINT COVENANTS

6.1 Consultations regarding Consents of Governmental Authorities. The Parties shall consult with one another as to the approach to be taken with any Governmental Authority with respect to obtaining any necessary Consent of such Governmental Authority to the transactions contemplated hereby, including the FCC Consent, and each Party shall keep the other Party reasonably informed as to the status of any communications by it with any Governmental Authority. No Party hereto shall make any material commitments relating to any Consent of any Governmental Authority, including the FCC Consent, that would alter in any material way any application or request filed jointly by the Parties with respect to the transactions contemplated hereby without the other Party’s prior written consent.

6.2 Joint Filings. Seller and Buyer shall cooperate in the preparation and joint filing of the Assignment Application with the FCC no later than five (5) Business Days following the date hereof, and with any other applicable Governmental Authority as soon as practicable following the date hereof, requesting the approval of the assignment and transfer of the Licenses (as appropriate) and the other Assets and the Business to Buyer. Each of the Parties hereto shall diligently take or cooperate in the taking of all steps that are reasonably necessary or appropriate to expedite the prosecution and favorable consideration of such applications. The Parties shall undertake all actions and file such materials as shall be reasonably necessary or required to obtain any necessary waivers or other authority in connection with the foregoing applications. Buyer acknowledges that the Station has not been assigned, and does not operate, a second channel for digital television service. To the extent reasonably necessary to expedite grant of the Station’s license renewal application and thereby facilitate grant of the Assignment Application, Seller shall enter into a tolling agreement with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against the Seller in connection with any pending complaints or in connection with any matter disclosed in the Station’s license renewal application. Any such tolling agreement and any forfeiture resulting therefrom shall comprise, respectively, an Excluded Asset and a Non-Assumed Liability with respect to which Buyer shall have no liability.

6.3 Receipt of Overbid.

(a) If prior to Closing Seller receives an unsolicited offer from a third party to purchase the Assets which did not result from a breach of Section 5.1(h) and which Seller determines in good faith would reasonably be likely to result in an Overbid Proposal, then Seller may furnish information regarding the Assets to such Person and engage in discussions or negotiations with such Person regarding such offer; provided that Seller shall provide Buyer with regular updates regarding the status of such discussions or negotiations.

(b) If prior to Closing Seller desires to enter into one or more agreements with a third party to consummate an Overbid Proposal (the “Overbid Agreements”), then Seller shall provide written notice to Buyer of its desire to enter into the Overbid Agreements (the “Overbid Notice”), together with forms of the final Overbid Agreements to be executed by the parties thereto. For a period of ten (10) Business Days after its receipt of the Overbid Notice, Buyer shall have an irrevocable right to elect to purchase the Assets for an aggregate amount of consideration and on the material terms and conditions set forth in the Overbid Agreements, in which case the parties agree to negotiate in good faith to amend this Agreement to reflect such election. If Buyer declines to exercise its rights under this Section 6.3(b) or otherwise fails to respond to the Overbid Notice within such ten (10) Business Day period, then Seller shall have the right to terminate this Agreement; provided that concurrently with such termination Seller shall enter into the Overbid Agreements, the forms of which must be substantially similar to those previously delivered to Buyer; and provided, further, that such termination shall not be effective unless and until Seller has satisfied its obligation to pay the “break-up” fee pursuant to Section 6.3(c)).

(c) In the event Seller elects to terminate this Agreement pursuant to Section 6.3(b), then within two (2) Business Days of such termination, (i) the Escrow Amount (together with all interests and other income accrued thereon) shall be returned to KTL and (ii) Seller or its designee shall pay to Buyer a “break-up” fee of Five Hundred Thousand Dollars ($500,000) in immediately available funds, at which point the termination of this Agreement shall be deemed effective.

(d) For purposes of this Section 6.3, an “Overbid Proposal” means any bona fide written offer that did not result from a breach of Section 5.1(h) from a third party to acquire all of the Assets (i) for an aggregate amount of cash consideration (or in the event that such third party is acquiring assets of the Station in addition to the Assets, that portion of the cash consideration that is attributable to the Assets) that exceeds the aggregate amounts paid or to be paid by Buyer pursuant to this Agreement by at least $1,000,000 and, (ii) on terms and conditions that are not less favorable to Seller than those contained in this Agreement.

6.4 Employee Matters.

(a) Seller and its group health plan are not subject to the requirements of Section 4980B of the Code and Section 601 et seq. of ERISA or any similar state Legal Requirement.

(b) Seller acknowledges that Buyer has no obligation to employ any of Seller’s Employees and that Seller shall be responsible for satisfying in full all amounts owed to such Employees, including wages, salaries, severance pay, sick pay, accrued vacation, any employment, incentive, compensation or bonus agreements or other benefits or payments relating to the period of employment by Seller and pursuant to the terms of any Compensation Arrangement and Employee Plan. Seller may, at its option and expense, provide stay bonuses to its Employees.

(c) Buyer shall, at such times as shall be arranged by Buyer with Seller, meet with Seller’s Employees prior to the Closing Date and provide appropriate information to such Employees regarding Buyer’s prospective operation of the Station and opportunities for employment on and after the Closing Date.

(d) Buyer shall offer group health plan coverage to all of Seller’s Employees who become employed by Buyer on or after the Closing Date on terms and conditions generally applicable to Buyer’s similarly situated employees, to the extent such Employees are eligible for coverage under Seller’s group health plan immediately prior to the Closing Date. For purposes of providing such coverage, Buyer shall, to the extent possible under Buyer’s plans, (i) waive all preexisting condition limitations for all such Employees of Seller (and their dependents) who were covered by the Seller’s health care plan as of the day prior to the Closing Date, and (ii) provide such health care coverage effective as of the Closing Date without the application of any eligibility period for coverage.

(e) In the event that any of the Station’s employees leaves the employ of the Station (whether voluntarily or involuntarily) prior to the Closing Date, Seller shall promptly notify Buyer of such departure.

6.5 Notice of Breach. Buyer and Seller shall give prompt notice to one another of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, and (ii) any material failure of Buyer or Seller, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

6.6 Confidentiality. Except as necessary for the consummation of the transaction contemplated by this Agreement, and except as and to the extent required by applicable Legal Requirements, each Party will keep confidential all information obtained from the other Party in connection with the transactions contemplated by this Agreement (unless such information thereafter becomes generally available to the public, is otherwise available to it on a non-confidential basis from another source, or has been developed independently by it). If this Agreement is terminated, each Party will, upon request, return to the other Party all information obtained by the first Party from the other Party in connection with the transactions contemplated by this Agreement.

6.7 Press Releases. No Party hereto will issue any press release or make any other public announcements concerning this Agreement or the transactions contemplated hereby except with the prior approval (not to be unreasonably withheld) of the other Party hereto regarding the timing and content of such announcement; provided that any Party hereto may make any disclosure that it in good faith determined to be necessary to comply with applicable Legal Requirements so long as such Party shall give prior written notice to the other Party of such disclosure.

6.8 Receivables.

(a) As soon as practicable after the Closing Date, Seller shall deliver to Buyer a reasonably detailed list of all Receivables remaining uncollected as of the Closing Date. For the period from the Closing Date until one hundred twenty (120) days after the Closing Date (the “Collection Period”), Buyer, as agent for Seller, shall collect on behalf of Seller all Receivables with the same care and diligence as Buyer uses with respect to its own accounts receivable, except that Buyer shall not, nor shall it be required to, incur any out-of-pocket expenses in connection with its obligations under this Section 6.8(a), refer any of the Receivables to a collection agency or to an attorney for collection, or compromise, settle or adjust the amount of any Receivable.

(b) During the Collection Period all payments received from account debtors shall first be applied in reduction of the oldest outstanding balance due from such account debtor, except to the extent that any account debtor directs otherwise, in which case, all payments received shall be applied as directed by such account debtor. Buyer will promptly provide Seller a copy of any written notice of any dispute received from any account debtor.

(c) Buyer shall remit all payments owed to Seller (as set forth in this Section 6.8) on the last day of each month, together with a list of the accounts and amounts collected during the relevant period to which such payments pertain.

(d) So long as Buyer is in compliance with this Section 6.8, during the Collection Period neither Seller nor any of its representatives or agents, shall make any direct solicitation of the account debtors for collection purposes with respect to the Receivables or other direct attempts to collect such Receivables from account debtors during such Collection Period except (i) as may be agreed to by Buyer, (ii) with respect to those Receivables that shall have become more than ninety (90) days past due, and (iii) those Receivables from which Buyer has received written notice of a dispute from the account debtor. Buyer shall have no further obligations with respect to any Receivable for which Seller assumes collection responsibility pursuant to this Section 6.8(d).

(e) Upon the conclusion of the Collection Period, Buyer shall remit to Seller all amounts collected by Buyer from account debtors not previously remitted to Seller and furnish Seller with a compilation of the accounts and amounts collected during such period and all files concerning any uncollected Receivables, and Buyer shall have no further responsibilities under the Section 6.8 except to remit promptly to Seller any amounts subsequently received by it on account of the Receivables.

6.9 Allocation of Purchase Price. Prior to the Closing, Buyer and Seller shall agree on the allocation of the Purchase Price in accordance with the rules under Section 1060 of the Code. No filings made by either Party with any taxing or other authority shall reflect an allocation other than in the manner agreed upon and each Party shall timely make all filings required by any taxing authority, including the filing of Internal Revenue Service Form 8594.

6.10 Bulk Sales. Seller and Buyer hereby waive compliance by the other with bulk sales Legal Requirements applicable to the transactions contemplated hereby.

6.11 Risk of Loss.

(a) The risk of any loss, damage, impairment, confiscation or condemnation of (i) any of the tangible Assets shall be borne by Seller at all times prior to the Closing Date and by Buyer at all times from and after the Closing Date, except for any loss or damage of any of the tangible Assets as a result of acts or omissions of Seller. In the event of any such loss or damage to the Assets occurring prior to the Closing Date, Seller shall use commercially reasonable efforts to repair, replace and restore the Assets. It is understood and agreed that all insurance proceeds with respect thereto will be applied to such repair, replacement or restoration.

If Seller reasonably concludes that such repair, replacement and restoration is sufficiently substantial so that any representation or warranty of Seller shall not to be true and correct in all material respects at the Closing Date (after giving consideration to any repairs, restoration or replacement to occur prior to the Closing Date), Seller shall promptly notify Buyer in writing of the circumstances, and Buyer, at any time within ten days after receipt of such notice, may elect by written notice to Seller either to (i) waive such defect and proceed toward consummation of the transactions contemplated by this Agreement in accordance with the terms hereof (provided that Seller will promptly remit to Buyer any insurance proceeds received by Seller following the Closing with respect to such defect), (ii) terminate this Agreement, or (iii) postpone the Closing Date until such time as those Assets which are the subject of the loss, damage, impairment, confiscation or condemnation have been repaired, replaced and restored. If Buyer elects to so terminate this Agreement prior to the Closing Date, Buyer and Seller shall stand fully released and discharged of any and all obligations hereunder.

(b) Seller shall give prompt written notice to Buyer if the regular broadcast transmission of the Station is interrupted or discontinued, including the operation of the Station at a power level less than 50% of its maximum authorized facilities. If any such interruption persists for more than 72 consecutive hours, or for more than an aggregate of 120 hours within any consecutive 30-day period, then Buyer shall have the option to terminate this Agreement. If Buyer elects to so terminate this Agreement, Buyer and Seller shall stand fully released and discharged of any and all obligations hereunder. This Section 6.11(b) shall expire and be of no further force or effect after the Closing Date.

6.12 Further Assurances. On and after the Closing Date, the Parties will take all appropriate and commercially reasonable actions and execute all documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to put Buyer in possession and operating control of the Assets and the Station, or to otherwise carry out any of the provisions hereof.

6.13 Cooperation with Financings. Seller agrees to reasonably cooperate with Buyer and its Affiliates in connection with any financings undertaken by Buyer in connection with the transactions contemplated by this Agreement and/or any filings, registration statements or reports of Buyer or any of its Affiliates with the Securities and Exchange Commission, including any filings by Liberman Broadcasting, Inc., LBI Media, Inc. or LBI Media Holdings, Inc. with the Securities and Exchange Commission. At Buyer’s request, such cooperation shall include making available such financial information with respect to the Station as may reasonably be required in connection with any such financing, filing, registration statement or report, including using commercially reasonable efforts to facilitate Buyer’s access to Seller’s independent accountants with respect to the Station and the ability to request that Seller’s independent accountants complete an audit of the station for any pre-Closing period. Any fees or expenses charged by Seller’s independent accountants arising from Buyer’s access thereto or the preparation of any such financial information or audit shall be borne by Buyer.

6.14 Pre-Final Order Consummation. If the consummation of the transactions contemplated by this Agreement occur prior to the receipt of a Final Order and the FCC Consent is reversed or otherwise set aside pursuant to a final order of the FCC or the final, unappealable order of a court of competent jurisdiction, then the Parties shall comply with such order in a manner that otherwise complies with applicable Legal Requirements and returns the Parties to the status quo ante in all material respects, including the return of the Purchase Price to Buyer and the return of the Stations to Seller. In connection therewith, the Parties shall seek any required additional consent of the FCC in a manner consistent with Sections 6.1 and 6.2.

Section 7: CONDITIONS PRECEDENT TO OBLIGATION OF SELLER TO CLOSE

The obligations of Seller to sell the Assets and to otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

7.1 Representations, Warranties and Covenants. All representations and warranties of Buyer contained in this Agreement shall be true and complete at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date except for (i) any inaccuracy that could not reasonably be expected to have a Material Adverse Effect on Buyer, (ii) any representation or warranty that is expressly stated only as of a specified earlier date, in which case such representation or warranty shall be true as of such earlier date, or (iii) changes in any representation or warranty that are permitted by this Agreement; and Buyer shall have performed all agreements and covenants required hereby to be performed by Buyer prior to or on the Closing Date in all material respects.

7.2 Closing Deliveries. Seller shall have received from Buyer the documents and other items to be delivered to Seller by Buyer pursuant to Section 9.3 of this Agreement.

7.3 FCC Consent. The FCC Consent shall have been issued.

7.4 No Injunction. No material Legal Requirement shall have been promulgated, enacted, entered or enforced, and no other action in any court proceeding shall have been taken, by any Governmental Authority that has the effect of making illegal or of restraining or prohibiting the consummation of the transactions contemplated hereby.

Section 8: CONDITIONS PRECEDENT TO OBLIGATION OF BUYER TO CLOSE

The obligations of Buyer to purchase the Assets and to otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

8.1 Representations, Warranties and Covenants. All representations and warranties of Seller contained in this Agreement shall be true and complete at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date except for (i) any inaccuracies that could not reasonably be expected to have a Material Adverse Effect, (ii) any representation or warranty that is expressly stated only as of a specified earlier date, in which case such representation or warranty shall be true as of such earlier date, (iii) changes in any representation or warranty that are permitted by this Agreement, or (iv) changes in any representation or warranty as a result of any act or omission of Buyer or its agents; and Seller shall have performed all agreements and covenants required hereby to be performed by Seller prior to or on the Closing Date in all material respects (except for the covenants set forth in Section 5.1(i) and in Schedule 1.1B, which shall have been performed in all respects).

8.2 Closing Deliveries. Buyer shall have received from Seller the documents and other items to be delivered by Seller pursuant to Section 9.2 of this Agreement.

8.3 FCC Consent.

(a) The FCC Consent shall have been issued without the imposition of any condition that is reasonably likely to adversely affect, in any material respect, the financial condition of the Station as contemplated to be operated by Buyer after the Closing, other than any such condition that arises due to any failure by Buyer or its Affiliates to have complied with the FCC’s Legal Requirements; provided that (i) Buyer shall have no obligation to close if the FCC Consent is conditioned upon the divestiture by Buyer or its Affiliates of any broadcasting station owned thereby on the date hereof due to the application of the FCC’s ownership rules and policies or if the FCC has not granted the Station’s renewal application for a term expiring on the date that licenses for television stations licensed to communities in Utah normally expire and without the imposition of a condition outside the ordinary course and (ii) if the FCC Consent shall be then subject to any petition for reconsideration, application for review, sua sponte review by the FCC staff or other similar proceeding seeking a stay, appeal, review, reconsideration or rehearing of the FCC Consent, then the Buyer shall have no obligation to close until the FCC Consent shall have become a Final Order.

(b) Seller shall have the right to operate the modified microwave facilities described on Schedule 5.1(i) pursuant to temporary conditional authority or new or modified FCC Licenses.

8.4 Material Consents. Each Consent that is designated by Buyer and Seller on Schedule 3.3 as being a “required consent” shall have been obtained without any material adverse change in the terms or conditions of each License or Contract to which such Consent relates from those in effect on the date hereof.

8.5 Landlord Estoppels and Consents. All lessors under the Real Property Leases shall have executed and delivered to Buyer estoppels and consents (and, for the digital transmitter site and extended tower use, a legally binding commitment to enter into a new lease) substantially in the form of (or embodying the terms and conditions set forth on) Exhibit B with respect to each such lease.

8.6 No Injunction. No Legal Requirement shall have been promulgated, enacted, entered or enforced, and no other action in any court proceeding shall have been taken, by any Governmental Authority that has the effect of making illegal or of restraining or prohibiting the consummation of the transactions contemplated hereby.

8.7 Material Adverse Effect. Between the date hereof and the Closing Date, Seller shall not have experienced any Material Adverse Effect.

Section 9: THE CLOSING

9.1 The Closing. On the Closing Date and at the Closing Place, Seller shall make such deliveries as are set forth in Section 9.2, and Buyer shall make such deliveries as are set forth in Section 9.3. All transactions at the Closing are deemed to have taken place simultaneously and no transaction shall be deemed to have been completed, nor shall any document be deemed to have been delivered, until all transactions shall have been completed and all documents, delivered.

9.2 Deliveries by Seller to Buyer. Seller shall deliver to Buyer:

(a) One or more deeds, bills of sale, assignments and other appropriate instruments of conveyance duly executed by Seller, transferring to Buyer all of the Assets in form and substance reasonably satisfactory to Buyer;

(b) The Indemnity Agreement duly executed by Seller and the Escrow Agent;

(c) A copy of each instrument evidencing any Consent that shall have been obtained prior to Closing;

(d) A certificate of Seller attesting to its fulfillment of the conditions set forth in Section 8.1;

(e) A copy of the resolutions of Seller or an order of the Court, approving the transactions contemplated by this Agreement; and

(f) Such other documents reasonably requested by Buyer to give effect to the transactions contemplated by this Agreement.

9.3 Deliveries by Buyer to Seller. Buyer shall deliver to Seller:

(a) The Closing Cash Payment in accordance with the provisions of Section 2.2 hereof;

(b) One or more appropriate assumption agreements duly executed by Buyer, whereby Buyer assumes and agrees to perform the Assumed Liabilities in form and substance reasonably satisfactory to Seller;

(c) The Indemnity Agreement duly executed by KTL and the Escrow Agent;

(d) A certificate of Buyer attesting to its fulfillment of the conditions set forth in Section 7.1;

(e) A copy of the resolutions of Buyer approving the transactions contemplated by this Agreement; and

(f) Such other documents reasonably requested by Seller to give effect to the transactions contemplated by this Agreement.

Section 10: INDEMNIFICATION

10.1 Survival. The representations, warranties, covenants and agreements of either Party contained in this Agreement (or in any document delivered in connection herewith) shall (i) be deemed to have been made on the date of this Agreement, and on the Closing Date subject to any changes in any representation or warranty that are contemplated by this Agreement, (ii) be deemed to be material and to have been relied upon by the Parties notwithstanding any investigation made by the Parties, (iii) survive the Closing, and (iv) remain operative and in full force and effect until and including the first anniversary of the Closing Date, provided, however, that the representations and warranties set forth in (a) Sections 3.1, 3.2 and 4.2, and the first sentence of 3.4, shall survive without any time limitation and (b) Sections 3.11, 3.13 and 3.17 shall survive until 60 days after the expiration of the applicable statute of limitations. (The applicable period of such survival subsequent to Closing is referred to as the “Indemnity Period.”)

10.2 Seller’s Indemnity. During the Indemnity Period (or thereafter, solely with respect to any claim for indemnification for which a Claim Notice has been given prior to the expiration of the Indemnity Period), Seller shall indemnify and hold harmless Buyer, its Affiliates and their respective directors, officers, members, stockholders, employees and representatives (collectively the “Buyer Indemnified Parties”) from and against any and all demands, losses, Liabilities, Actions, assessments, damages, fines, Taxes, penalties, reasonable costs and expenses (including reasonable expenses of investigation, and reasonable fees and disbursements of counsel, accountants and other experts) (collectively, “Losses”) incurred or suffered by the Buyer Indemnified Parties arising out of, resulting from or relating to:

(a) Any breach of any of the representations or warranties made by Seller in this Agreement;

(b) Any failure by Seller to perform any of its covenants or agreements contained in this Agreement; or

(c) The Non-Assumed Liabilities and any Liabilities arising from Seller’s ownership and control of the Assets, the Business and the Station prior to the Closing, subject to the terms of Section 5.2(c).

10.3 Buyer’s Indemnity. During the Indemnity Period (or thereafter, solely with respect to any claim for indemnification for which a Claim Notice has been given prior to the expiration of the Indemnity Period), Buyer shall indemnify and hold harmless Seller, its Affiliates and their respective directors, officers, members, stockholders, employees and representatives (collectively the “Seller Indemnified Parties”) from and against any and all Losses incurred or suffered by the Seller Indemnified Parties arising out of, resulting from or relating to:

(a) Any breach of any of the representations or warranties made by Buyer in this Agreement;

(b) Any failure by Buyer to perform any of its covenants or agreements contained in this Agreement;

(c) Any Liability to or in respect of, or arising out of or in connection with, the employment or cessation of employment by Buyer of any persons employed by Buyer with respect to the operation of the Station on and after the Closing Date, including (A) any employment or consulting agreement, whether or not written, between Buyer and any person,

(B) any Liability under any compensation arrangement and employee plan maintained by Buyer, (C) any claim of an unfair labor practice or grievance or any claim under any unemployment compensation, employment standards, pay equity or worker’s compensation law or regulation or under any federal, state or provincial employment discrimination law or regulation, which shall have been asserted by any person employed by Buyer based on acts or omissions of Buyer or its Agents which occurred on or after the date of such person’s employment by Buyer, (D) any Liability relating to payroll, vacation personal day or sick pay arising with respect to any employee, director, officer, consultant or independent contractor of or retained by Buyer based upon events and relating to periods occurring on or after the Closing Date, and (E) any Liability with respect to any actual or alleged agreements by Buyer with or promises by Buyer to employees, directors, officers, consultants or independent contractors of or retained by Buyer arising under any severance plans or arrangements, stock options, equity or equity based compensation plans, programs or arrangements maintained by Buyer or any of its Affiliates; or

(d) The Assumed Liabilities and any Liabilities arising from Buyer’s ownership and control of the Assets, the Business and the Station from and after the Closing.

10.4 Procedures. In the event that any Party hereto shall sustain or incur any Losses in respect of which indemnification may be sought by such Party pursuant to this Section 10, the Party seeking such indemnification (the “Claimant”) shall assert a claim for indemnification by giving prompt written notice thereof (a “Claim Notice”) which shall describe in reasonable detail the facts and circumstances upon which the asserted claim for indemnification is based, along with a copy of the claim or complaint, to the Party providing indemnification (the “Indemnitor”). For purposes of this paragraph, any Claim Notice that is sent within fifteen (15) days of the date upon which the Claimant actually learned of such Loss shall be deemed to have been “prompt notice”; provided that failure of the Claimant to give the Indemnitor prompt notice as provided herein shall not relieve the Indemnitor of any of its obligations hereunder except to the extent that the Indemnitor is materially prejudiced by such failure.

(a) Upon the receipt of such Claim Notice, the Indemnitor shall have the right to undertake (at its own expense), by counsel or representatives of its own choosing, the good faith defense, compromise or settlement to be undertaken on behalf of the Claimant and shall keep the Claimant reasonably informed with respect thereto, provided that the Indemnitor unconditionally agrees in writing that it shall be provided indemnity to the Claimant for all Losses relating to the claim disclosed in the Claim Notice. Indemnity for such Losses shall not be deemed an admission of liability on the part of the Indemnitor as against any such third party. If the Indemnitor elects to undertake such defense by its own counsel or representatives, the Indemnitor shall give notice to the Claimant within ten (10) Business Days of its receipt of the Claim Notice. Notwithstanding the foregoing, the Indemnitor may not assume or control the defense if the named parties to the action giving rise to the Claim Notice (including any impleaded parties) include both the Indemnitor and the Claimant and representation of both Parties by the same counsel would be inappropriate (based on a written opinion of outside counsel) due to actual or potential differing interests between them, in which case the Claimant shall have the right to defend the action and to employ counsel reasonably approved by the Indemnitor, and, to the extent the matter is determined to be subject to indemnification hereunder, the Indemnitor shall reimburse the Claimant for all reasonable costs associated with such defense.

(b) The Claimant shall cooperate with the Indemnitor in such defense and provide the Indemnitor with all information and assistance reasonably necessary to permit the Indemnitor to settle and/or defend any such claim. Except as otherwise provided in the last sentence of Section 10.4(a), the Claimant may retain counsel (at the Claimant’s expense) to monitor or participate in the defense of such claim, but the Indemnitor shall be entitled to control the defense unless the Claimant unconditionally agrees in writing to relieve the Indemnitor from liability with respect to the particular matter. The Indemnitor shall have the right in good faith to settle or compromise any such claim, provided that (i) at least ten (10) Business Days prior notice of such settlement or compromise is given to the Claimant and (ii) such settlement or compromise must not require the Claimant to take or refrain from taking any action (provided that Claimant shall not unreasonably withhold its consent to the terms of a mutual release with respect to such claim with the third party making such claim), contain any admission by or on behalf of the Claimant, or otherwise fail to hold Claimant fully harmless with respect to such claim. Notwithstanding the foregoing, in connection with any such settlement or compromise negotiated by the Indemnitor, no Claimant shall be required by an Indemnitor to (i) enter into any settlement that does not include as an unconditional term thereof the delivery by the Claimant or plaintiff to the Claimant of a release from all liability in respect of such claim or litigation, or (ii) enter into any settlement that attributes by its terms any non-indemnified liability to the Claimant.

(c) If an Indemnitor fails, within ten (10) Business Days after the date of the Claim Notice to give notice to the Claimant of such Indemnitor’s election to assume the defense thereof, the Indemnitor shall be bound by any determination made in such action or any compromise or settlement thereof effected by the Claimant and shall reimburse the Claimant for all Losses (including reasonable attorney’s fees) incurred by the Claimant; provided, however, that the Claimant shall keep the Indemnitor advised on a timely basis of significant developments with respect to such defense and permit the Indemnitor to participate, at its own election and expense, at any time, in the defense thereof.

10.5 Qualifications and Limitations. Notwithstanding any provision contained in this Agreement to the contrary, the Indemnitor’s obligations to indemnify the Claimant pursuant to Section 10.2 or 10.3 shall be subject to the following qualifications and limitations:

(a) In the determination of whether a breach has occurred with respect to any representation or warranty contained in Section 3 or Section 4 of this Agreement for purposes of the exercise by Buyer or Seller, as the case may be, of its indemnity rights under Section 10.2(a) or 10.3(a) hereof, any exception for “Material Adverse Effect” and any qualification by “in all material respects” in any representation or warranty shall be disregarded as if such representation or warranty did not contain such exception or qualification, and the phrase “material breach” or “material default” in any representation or warranty shall be read as if the word “material” were not present therein.

(b) No indemnification shall be required to be made by Seller or Buyer, as Indemnitor, as the case may be, under Section 10.2(a) or 10.3(a) hereof, until the aggregate amount of Losses of Buyer or Seller as Claimant exceeds $100,000, and then, only with respect to the amount of such Losses in excess of $25,000.

(c) In no event shall Buyer, as Claimant under Section 10.2(a), have any right to indemnity exceeding, in the aggregate, the amount of the Indemnity Fund, plus the amount of all interest or other earnings thereon.

(d) All of Buyer’s or Seller’s Losses sought to be recovered under Section 10.2 or 10.3 hereof shall be net of (i) any insurance proceeds received by Buyer or Seller as Claimant, as the case may be, with respect to the events giving rise to such Losses, and (ii) any tax benefits received by such Claimant in connection with such events.

(e) Following the Closing Date, except for claims based on fraud, the sole and exclusive remedy for either Party for any claim arising out of a breach of any representation, warranty, covenant or other agreement herein shall be a claim for indemnification pursuant to this Section 10.

10.6 Indemnity Agreement. At the Closing, KTL, Seller and the Escrow Agent shall execute the Indemnity Agreement, in accordance with which the sum of Seven Hundred Fifty Thousand Dollars ($750,000) (the “Indemnity Fund”) shall be deposited in immediately available funds by KTL with the Escrow Agent at Closing to provide a fund for the payment of any indemnity claims to which Buyer is entitled under this Section 10. The Indemnity Fund will be held until the first Business Day occurring after the first anniversary of the Closing Date, with a reserve being retained equal to the aggregate amount of all claims for indemnification of the Buyer Indemnified Parties under this Section 10 asserted but not resolved by such date and shall be administered and disbursed by the Escrow Agent in accordance with the provisions of the Indemnity Agreement.

Section 11: TERMINATION

11.1 Termination by the Parties. This Agreement may be terminated, and the purchase and sale of the Station abandoned, by mutual consent of Buyer and Seller, or if the terminating Party is not then in material default, upon written notice to the non-terminating Party, upon the occurrence of any of the following:

(a) Breach by Seller. By Buyer in the event of a material breach of this Agreement by Seller such that if the Closing Date were the date of determination of such breach, the condition in Section 8.1 would not be satisfied; provided that if such Seller’s breach is capable of being cured prior to all other applicable conditions to Closing being met and Seller is diligently seeking to cure such breach, such termination by Buyer shall be effective only when such other conditions are met and Seller’s breach has not been cured.

(b) Breach by Buyer. By Seller in the event of a material breach of this Agreement by Buyer such that if the Closing Date were the date of determination of such breach, the condition in Section 7.1 would not be satisfied; provided that if such Buyer’s breach is capable of being cured prior to all other applicable conditions to Closing being met and Buyer is diligently seeking to cure such breach, such termination by Seller shall be effective only when such other conditions are met and Seller’s breach has not been cured;

(c) Judgments. By Buyer or Seller if there shall be in effect any final and non-appealable Judgment that would prevent or make unlawful the Closing;

(d) Outside Date. By Buyer or Seller if the Closing shall not have occurred prior to July 1, 2008;

(e) Damage to Assets. By Buyer if it shall elect to exercise its termination right pursuant to Section 6.11;

(f) Overbid Proposal. By Seller if it shall elect to exercise its termination right pursuant to Section 6.3(b); or

(g) Failure to Obtain Landlord Estoppels. If at any time after the date which is 60 days after the date hereof, unless Buyer shall already have provided written confirmation to Seller that the condition set forth in Section 8.5 shall have been, or shall be deemed to be, satisfied for purposes of the Closing hereunder, Seller shall provide written notice to Buyer to request such confirmation and provide copies of the estoppels and consents in whatever form they may have been agreed to, together with the new lease or lease commitment that the landlord is willing to enter into as of such time, then Buyer shall have the right, by giving written notice to Seller within fifteen (15) days of Buyer’s receipt of such notice from Seller, to terminate this Agreement and have no further obligations hereunder; provided, however, that if Buyer does not provide such notice of termination within the fifteen-day period, the condition set forth in Section 8.5 shall be deemed to have been satisfied.

11.2 Effect of Termination. Upon termination, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of any Party hereto (or any of their respective officers, directors, employees, representatives or Affiliates); provided that (i) if this Agreement is terminated by Buyer pursuant to Section 11.1(a), Seller will remain liable to Buyer for any breach of this Agreement by Seller existing at the time of termination, and (ii) if this Agreement is terminated by Seller pursuant to Section 11.1(b), Buyer’s sole liability to Seller for any breach of this Agreement shall be satisfied by the release of the Escrow Deposit to Seller pursuant to Section 11.4. If this Agreement is terminated for any reason other than pursuant to Section 11.1(b), the Escrow Amount, less any compensation due the Escrow Agent, shall be paid to KTL.

11.3 Specific Performance. The Parties recognize that if Seller refuses to perform under the provisions of this Agreement or otherwise breaches its obligation to consummate this Agreement, monetary damages alone would not be adequate to compensate Buyer for its injury. Buyer shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance of the terms of this Agreement. If any action is brought by Buyer to enforce this Agreement, Seller shall waive the defense that there is an adequate remedy at law, and Buyer shall not be required to pay or post any bond in connection with any such equitable relief.

11.4 Payment of Escrow Deposit to Seller as Liquidated Damages. If this Agreement is terminated by Seller pursuant to Section 11.1(b), then and in that event Seller shall have the right to receive and retain the Escrow Deposit, and KTL shall have the right to receive any interest or other income earned in respect of the Escrow Deposit. The Parties agree that the amount of the actual damages suffered by Seller as a result of a breach by Buyer are likely to be difficult or impractical to ascertain and, therefore, the payment of the Escrow Amount to Seller is fair and reasonable and does not constitute a penalty.

11.5 Surviving Obligations. The rights and obligations of the Parties described in Sections 6.6 and 6.7, Section 12, and this Section 11 shall survive any termination. If Seller shall terminate this Agreement pursuant to the terms of Section 11.1(f), Seller’s obligation to pay the “break-up” fee pursuant to the terms of Section 6.3(c) shall also survive such termination.

Section 12: MISCELLANEOUS

12.1 Notices. All notices, demands, and requests required or permitted to be given under the provisions of this Agreement shall be (i) in writing, may be sent by telecopy (with automatic machine confirmation), delivered by personal delivery, or sent by commercial delivery service or certified mail, return receipt requested, (ii) deemed to have been given on the date of actual receipt, which may be conclusively evidenced by the date set forth in the records of any commercial delivery service or on the return receipt, and (iii) addressed to the recipient at the address specified below, or with respect to any party, to any other address that such party may from time to time designate in a writing delivered in accordance with this Section 12.1:

If to Buyer:	c/o Liberman Broadcasting, Inc. Attn: Lenard Liberman, Executive Vice President 1845 Empire Avenue Burbank, CA 91504 Telephone: 818-563-5722 Telecopy: 818-558-4244

with a copy (which shall not constitute notice) to:	James F. Rogers, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Washington, DC 20004 Telephone: 202-637-2200 Telecopy: 202-637-2201

If to Seller:	Utah Communications, LLC Attn: Donald J. Tringali, Mediator 1551 East Paseo Pavon Tucson, AZ 85718 Telephone: 520-797-2585 Telecopy: 520-575-0159

with copies (which shall not constitute notice) to:	John H. Pomeroy, Esq. Dow Lohnes PLLC 1200 New Hampshire Avenue, NW Washington, D.C. 20036 Telephone: 202-776-2539 Telecopy: 202-776-2222

and to:	Arthur Kralowec 1077 W. Morton Ave. Porterville, CA 93257 Telephone: 559-782-1552 Telecopy: 559-782-0364

and to:	Lawrence Rogow Venture Technologies Group, LLC 5670 Wilshire Blvd., Suite 1300 Los Angeles, CA 90036 Telephone: 323-904-4090 Telecopy: 323-965-5411

12.2 Expenses. Buyer and Seller shall share equally and be responsible for (i) any sales and transfer Taxes, recording and transfer fees arising from the purchase and sale of the Assets pursuant to this Agreement, (ii) any fees associated with filing the Assignment Application for the FCC Consent, and (iii) any fees associated with any other filing or similar fees relating to applications for Consent required from any Governmental Authority. Except as otherwise provided in this Agreement, Seller and Buyer shall each be liable for its own fees and expenses incurred in connection with the negotiation, preparation, execution or performance of this Agreement and the consummation of the transactions contemplated herein.

12.3 Choice of Law. THIS AGREEMENT SHALL BE CONSTRUED, INTERPRETED AND THE RIGHTS OF THE PARTIES DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW OF SUCH STATE.

12.4 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by Seller or Buyer without the prior written consent of the other Party hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns, and no other person shall have any right, benefit or obligation hereunder.

12.5 Entire Agreement. This Agreement, all schedules and exhibits hereto, and all documents and certificates to be delivered by the Parties pursuant hereto, collectively represent the entire understanding and agreement between the Parties hereto with respect to the subject matter of this Agreement. All schedules and exhibits attached to this Agreement shall be deemed part of this Agreement and are incorporated herein, where applicable, as if fully set forth herein. This Agreement supersedes all prior negotiations, letters of intent or other writings between the Parties and their respective representatives with respect to the subject matter hereof and cannot be amended, supplemented, or modified except by an agreement in writing that makes specific reference to this Agreement or an agreement delivered pursuant hereto, as the case may be, and which is signed by the Party against which enforcement of any such amendment, supplement, or modification is sought.

12.6 Waivers of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, representation, warranty, covenant, agreement, or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any Party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section.

12.7 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument and this Agreement shall be construed in a manner that, as nearly as possible, reflects the original intent of the Parties.

12.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, and all of which counterparts together shall constitute one and the same fully executed instrument.

[END OF PAGE. SIGNATURES FOLLOW.]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties hereto as of the date first above written.

BUYER:		SELLER:

KRCA TELEVISION LLC		UTAH COMMUNICATIONS, LLC

By:	/s/ Lenard Liberman	By:	/s/ Donald J. Tringali
Name:	Lenard Liberman		Donald J. Tringali, Mediator
Title:	Executive Vice President

KRCA LICENSE LLC

By:	/s/ Lenard Liberman
Name:	Lenard Liberman
Title:	Executive Vice President

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LIST OF EXHIBITS

Exhibit A	–	Indemnity Agreement

Exhibit B	–	Form of Landlord Consent and Estoppel

LIST OF SCHEDULES

Schedule 1.1A	_	Excluded Assets

Schedule 1.1B	–	Permitted Liens

Schedule 3.3	–	Consents

Schedule 3.5	–	Real Property

Schedule 3.6	–	Equipment

Schedule 3.7	–	Licenses

Schedule 3.8	–	Assumed Contracts

Schedule 3.9	–	Must Carry Rights

Schedule 3.10	–	Intellectual Property

Schedule 3.11	–	Personnel Matters

Schedule 3.12	–	Financial Statements

Schedule 3.14	–	Claims and Litigation

Schedule 3.15	–	No Interference with Signal

Schedule 3.16	–	Compliance with Legal Requirements

Schedule 3.20	–	Insurance

Schedule 5.1(i)	–	Equipment Repairs